

CarrierAccess

2001
annual
report

TABLE OF CONTENTS

Letter to Stockholders ....
Broadband Central Office 2
Wireless Infrastructure 4
Enterprise Service Enhancement 6
Carrier Access' Mission 8
Financial Section 9



"Solve for x" is Carrier Access' way of describing the dynamic variables our customers deal with on a daily basis — the ongoing challenge of doing more with less. From simple availability of rack space to the complexities of delivering new packet-based services, our solutions are designed to help our customers accelerate service revenue, lower operating costs, and reduce capital expenditures.



Roger L. Koenig
Co-Founder, Chairman and
Chief Executive Officer

Dear Stockholders:

I would like to thank all of you for your continued support during this past year of change and uncertainty. In 2001, like other companies in the communications industry, Carrier Access saw dramatic decreases in service provider capital spending. We responded to these changes by expanding our business beyond competitive carriers to focus on other potential growth markets such as Regional Bell Operating Companies (RBOCs), wireless carriers, and cable operators. During the past year, we introduced new and existing products into these established markets, reorganized our sales teams, and expanded our customer base. Because of these changes, we believe that Carrier Access is fully prepared for success with both existing and new customers in 2002. □ We believe our 2002 business plan is based on a strong foundation of employee expertise, a diverse customer base, innovative products, and a strong balance sheet. We are building on this foundation by carefully managing our operating expenses and the planned introduction of new products in 2002. These new product introductions are focused on what we perceive to be our largest revenue opportunities — equipment targeted at enhancing service delivery and lowering operating costs for broadband central office access, wireless infrastructure, and enterprise service delivery. We believe that Carrier Access' 2002 plan will further our position as a leading communications equipment supplier for the major service providers in North America. □ Carrier Access' success has always been grounded in the core value propositions that we provide to our customers — enabling new service revenue, lowering operating costs, and extending capital budgets. Now, more than ever, these values are critical to our customers. □ Despite the constraints of the current communications industry recession, we believe that our continued focus on our core values and the strongest market opportunities, combined with execution of our 2002 plan, gives us the ability to deliver shareholder value.

Sincerely,

Roger L. Koenig
Chief Executive Officer
March 25, 2002


Broadband
Central Office

Becoming an equipment supplier to the largest U.S. communications service providers and the RBOCs is a challenge that can deliver significant rewards. We recently overcame the challenges of extensive RBOC certifications, lengthy sales cycles, and demanding product requirements. We believe that the acceptance of our products by these service providers is a result of delivering exceptional product quality and reliability, both fundamental strengths of Carrier Access. □ We have crossed the bridge to an RBOC customer base, which we believe holds significant potential for Carrier Access. RBOCs account for approximately 40% of total U.S. wireline capital spending. Our Wide Bank® products are deployed primarily into the RBOC, Independent Operating Carrier (IOC), and InterExchange Carrier (IXC) central offices. Last year, a significant portion of our revenue came from products used in central office applications. □ We believe that service provider and RBOC customers select Carrier Access' products, such as the Wide Bank® and Access Navigator®, for broadband central office applications due to their ability to reduce both capital and operational expenses. The Wide Bank® platform continues as an industry leader and carrier standard for the efficient delivery of DS3 and DS1 connections. The Access Navigator® provides a management host solution used to concentrate, groom, and switch T1 connections. These products are managed by our NetworkValet™, an Element Management System (EMS) that enables service providers to easily provision, monitor, and test our equipment remotely — resulting in network operational savings. In 2002, we plan to introduce new product solutions that continue to improve on the value propositions that Carrier Access delivers to its customers for broadband central office applications.



"With the telecom arena filled with investors sitting on the sidelines, Carrier Access continues to move forward, successfully delivering over 2.5 million lines of service."


Wireless
Infrastructure

In 2001, Carrier Access targeted wireless infrastructure as a new market to increase sales. Our products deliver capabilities to reduce transport costs for our mobile service provider customers, from cell sites to switching offices, while integrating new data capabilities into their networks. The majority of national wireless carriers are now Carrier Access customers. With over 130,000 cell sites in the U.S., and analyst projections of annual growth estimated at approximately 20% for the next three years, we anticipate that the wireless market holds a large growth opportunity for Carrier Access in 2002 and beyond. □ We believe that our acceptance in this market has come from product solutions that allow our customers to more effectively utilize their networks. The

Adit™ 600, Wide Bank® 28, and Access Navigator® bandwidth recovery solutions are designed to reduce wireless provider operational expenses and enable the expansion of the bandwidth necessary for 2.5G and 3G data services. □ Carrier Access believes that it can accelerate its position as an equipment supplier to wireless carriers with the introduction of the Axxius™ 800 platform in 2002. The Axxius™ 800 is designed to further reduce wireless network costs and economically enable new wireless data services. It also integrates and adds to the functions provided by the Adit™ 600, Wide Bank® 28, Access Navigator®, and NetworkValet™ products.


connecting...

"Cell site bandwidth recovery is needed to decrease the operating expenses of wireless providers. Carrier Access' products reclaim unused transport bandwidth, reducing monthly expenses for our customers."


Enterprise
Service
Delivery

We believe that enterprise service delivery — the integrated delivery of voice and broadband data services to business customers — provides a growth opportunity for Carrier Access. Service provider capital spending has shifted from core network spending to access spending. Access spending is predicted to remain strong as service providers focus on increasing their revenues through a combination of voice and data service offerings, while simultaneously implementing ways to lower operating expenses. Our converged broadband access equipment enables service providers to generate new revenue from their existing network infrastructure. □ The Adit™ 600 is a market leader in providing bundled, converged service delivery to enterprises. The

Adit™ 600 offers an economical "pay as you grow" platform that we believe leads the industry by providing scalability for an impressive range of voice and data services, advanced service management, and a seamless migration to new IP voice services. ◻ For example, as service providers are ready to implement new voice over IP softswitch capabilities in their networks, our Adit™ 600 wide area-networking platform will require only the upgrade of an IP customer media gateway card and software. The ability to mix or convert existing circuit-based services with new IP-based switching offers an economical evolution to new value in enterprise service delivery.



"Carrier Access' enterprise service delivery solutions enable our customers to decrease the costs of delivering current business services and open the window to additional carrier revenue."


Carrier Access
Mission

Our mission to grow builds on our strengths: the strengths of our products, our diverse customers, and our employees. We are focused on increasing market share in areas of major investment by service providers in 2002 and beyond — broadband central office, wireless infrastructure, and enterprise service delivery. We believe that our successful transition into these growth areas has us well positioned for the future. □ Despite changes in the financial markets, user demand for more efficient communications services, delivered by both wireline and wireless providers, continues to grow. Innovations in both access equipment and service management are needed to satisfy the demand for cost-effective broadband services. Carrier Access continues our mission of innovation and value creation, focused on delivering both existing and new services at improved efficiencies and profitability.

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition........10

Consolidated Balance Sheets 22

Consolidated Statements of Operations 23

Consolidated Statements of Stockholders' Equity.........................24

Consolidated Statements of Cash Flows 25

Notes to Consolidated Financial Statements.......................26

Corporate Information........................40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOTICE CONCERNING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains forward-looking statements that are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. The information in this report contains certain forward-looking statements, including forward-looking statements regarding future customer sales of our products, inventory levels, our anticipated product offerings, expectations regarding selling, general and administrative expenses over the next few quarters, customer revenue mix, gross margins and operating costs and expenses. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "intends," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. These statements are based on current expectations and projections about our industry and assumptions made by the management and are not guarantees of future performance. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, these expectations or any of the forward-looking statements could prove to be incorrect, and actual results could differ materially from those projected or assumed in the forward-looking statements. Factors that could cause or contribute to material differences include the factors set forth in the "Risk Factors" section in this report, as well as our other periodic reports on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update any forward-looking statements or reasons why actual results may differ in this Report on Form 10-K.

Overview

We manufacture high-performance equipment for telecommunications carriers. Our products have delivered more than 2.5 million voice and data lines for customers, including many incumbent carriers and top wireless service providers. We focus on broadband access from the CO to the customer premise; voice and data service creation at end-user locations; and next-generation wireless infrastructure. Our products meet the industry's highest reliability and interoperability standards, including Telcordia® TIRKS/OSMINE, NEBS Level 3, and ISO 9001.

Our Access Bank®, Access Navigator®, Adit, and Broadmore™ products are connected to T1, digital subscriber line, digital radio, T3, and optical access networks to provide enhanced communications for businesses. Our NetworkValet™ product, an element management system, coordinates the provisioning, monitoring, and maintenance among the products and interfaces with other network management systems.

Our digital equipment provides a "last mile" solution for the distribution and management of high bandwidth services from service providers throughout the United States. Reaching large numbers of consumers using voice and high-speed Internet access requires connectivity from service providers to end-users. Installation of our CO communications and customer-located voice and data communications equipment enables this connectivity. We believe our products allow service providers to cost-effectively connect end-users to their network products and decrease ongoing transmission equipment and maintenance expenses, while enabling new service delivery, such as integrated voice, video, data, and high-speed Internet access. Our products enable high bandwidth digital deployments targeted at end-users requiring between four and 2,800 telephone and data line equivalents of bandwidth. We believe that over 2,000 service providers and other end-users have purchased our products directly or through our distributors since 1998.

We were incorporated in September of 1992 as a successor company to Koenig Communications, Inc., an equipment systems integration and consulting company which had been in operation since 1986. In the summer of 1995, we ceased our systems integration and consulting business and commenced our main product sales with the introduction of the Access Bank products. In the fourth quarter of 1997, we began commercial deployment of our Wide Bank products and in January of 1999, we began commercial deployment of our Access Navigator products. In December of 1999, we began deployment of the first of our Adit products, and in October of 2000, we acquired the Broadmore products. Accordingly, we have only a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets.

Our net revenue is derived from the sales of broadband digital access equipment and accessories. In 1997, our Access Bank products and the Wide Bank products accounted for approximately 90% of our net revenue. In 2001, our Access Bank products were less than 10% of net revenue and our Adit products and Wide Bank products together accounted for a substantial majority of our net revenue. The decline in the sales of our Access Bank products is due principally to their being displaced by our Adit products. Our Access Navigator and Broadmore products each accounted for approximately 10% of net revenue in 2001.

Most of the sales of our products have historically been through distributors. Our distributors are responsible for warehousing products and fulfilling product orders as well as identifying potential service provider customers and, in some cases, customizing and integrating our products at end-users' sites. As a result, our success depends on maintaining good relations with our distributors. We have historically made sales of our products to a limited number of distributors. In 1999, Walker & Associates ("Walker") and ADC Telecommunications ("ADC") accounted for 27% and 14% of net revenue, respectively. In 2000, Walker and ADC accounted for 17% and 16% of net revenue, respectively. In 2001, Walker accounted for 23% of net revenue, and ADC accounted for less than 10% of net revenue. In 2001, sales to ADC decreased as a result of the divestiture of its Access Products Division.

In addition, significant portions of the sales of our products are currently being made through our direct sales force. Therefore, our continued success also depends on building and maintaining good relations with our direct customers. For the year ended December 31, 2001, XO Communications, Inc. ("XO") and Adelphia Communications, Inc. and Adelphia Business Solutions, Inc. (collectively "Adelphia") accounted for 23% and 12%, respectively, of net revenue. In 2000, Winstar Wireless, Inc. ("Winstar") accounted for 13% of net revenue. In 2001, sales to Winstar decreased as a result of their bankruptcy filing.

We have limited knowledge of the financial condition of certain of our customers. However, we are aware that some of our customers have limited financial and other resources, which could impair their ability to pay us. XO and Adelphia are currently restructuring their operations and experiencing financial difficulty, and they may not be in a position in the future to continue their current purchase levels. While we believe we have adequately provided for uncollectable accounts, we cannot assure you that any bad debts that we incur will not exceed our reserves or that the financial instability of one or more of our customers will not harm our business, financial condition or results of operations. For example, it is unclear whether XO or Adelphia will be able to fully pay the outstanding amounts owed to us.

Any reduction in planned purchases by our customers in the future could harm our business. In addition, we grant certain of our customers "most favored customer" terms, pursuant to which we have agreed to not knowingly provide another customer with similar terms and conditions or a better price than those provided to the existing customer, without offering the more favorable prices to the existing customer. It is possible that these price protection and "most favored customer" clauses could cause a material decrease in the average selling prices and gross margins of our products, which could, in turn, have a material adverse effect on our business, financial condition, or results of operations.

Our customers do not have any obligation to purchase additional products, and accordingly, they may terminate their purchasing arrangements with us, or significantly reduce or delay the amount of our products that they order. Any such termination, change, reduction or delay in orders could have a material adverse effect on our business.

In addition to being dependent on a small number of distributors and direct customers for a majority of our net revenue, we believe that the end-users of our products consist of a limited number of service provider customers. We believe that in 2000, 35 service provider customers, indirectly accounted for 74% of our net revenue and that in 2001, approximately 33 service provider customers, indirectly accounted for 81% of our net revenue. In particular, we believe that two of these service provider customers accounted for more than 10% of our net revenue in 2001. See Note 9 of Notes to Consolidated Financial Statements. None of these customers has any obligation to purchase additional products or services. Accordingly, there can be no assurance that present or future customers will not terminate their purchasing arrangements with us or our distributors or significantly reduce or delay the amount of our products that they order. Any such termination, change, reduction or delay in orders could have a material adverse effect on our business. We generally provide our distributors with limited stock rotation and price protection rights, and we have granted certain of our distributors "most favored customer" terms. There can be no assurance that these stock rotation rights, price protection rights or most favored customer provisions will not have a material adverse effect on our business, operating results or financial condition.

We believe that average selling prices and gross margins for our products will decline as such products mature, and as competition intensifies, among other factors. In 2001, we reduced the price of our Wide Bank, Adit, and Access Bank products, and we expect to make further price reductions in 2002 with respect to certain Wide Bank, Adit, and Access Bank products. In addition, discounts to distributors and direct customers vary among product lines and are based on volume shipments, which affect gross margins. We believe our gross margins are likely to fluctuate based on product and channel mix. Gross margins will also likely be reduced from time to time by new product introductions.

In August of 2000, we acquired all of the issued and outstanding common stock of Millennia Systems, Inc. ("Millennia") for cash of approximately $2.1 million, 163,004 shares of common stock valued at approximately $7.3 million and the exchange of vested employee stock options valued at approximately $400,000, for total consideration of approximately $9.8 million. Based on the purchase price allocation, approximately $9.8 million of the purchase price was allocated to goodwill and other intangible assets which is being amortized on a straight-line basis over periods ranging from three to five years.

In October of 2000, we acquired the ATM product lines of Litton Network Access Systems, Inc. ("LNAS") located in Roanoke, Virginia. The new Carrier Access Broadmore product supplies OC-3c, DS-3, and T1/E1 services via broadband ATM service provisioning and management for commercial and government applications. We acquired the product lines for cash of approximately $8.6 million. Based on the purchase price allocation, approximately $8.0 million was allocated to goodwill and other intangible assets that are being amortized on a straight-line basis over periods ranging from three to five years. During the third quarter of 2001, the projected demand for the commercial version of the Broadmore product line decreased significantly. As a result of such decline in demand, we determined that goodwill and other intangible assets associated with the acquisition were impaired and recorded a noncash impairment charge of $4.2 million in the third quarter of 2001.

On March 21, 2002, we announced a reduction in force of approximately 75 employees which will result in a charge of approximately $404,000 in the first quarter of 2002.

Results of Operations

(In thousands, except percentages and per share amounts)	Year Ended December 31, 1999	2000	2001
Net revenue	$ 108,815	$ 148,050	$100,706
Gross margin as a percentage of revenue	58%	55%	46%
Net income (loss)	23,565	18,550	(14,855)
Earnings (loss) per share (diluted)	$ 0.93	$ 0.74	$ (0.60)

For the year ended 2001, our net revenue decreased to $100.7 million compared to $148.1 million and $108.8 million for the years ended December 31, 2000 and 1999, respectively. This decrease in net revenue in 2001 was primarily caused by a decrease in the sale of existing products due to overall economic weakness and capital market constraints impacting telecommunication service providers. The increase in net revenue from the year ended 2000 were due to a significant increase in the sales of all products including the Adit and Access Navigator products, enhancements to existing products and increased acceptance of the Wide Bank products. For the year ended 2001, our net loss was $14.9 million compared to net income of $18.6 million and $23.6 million for the years ended December 31, 2000 and 1999, respectively. Net income was lower in 2001 due to lower than anticipated net revenue in 2001, which resulted in increased operating expenses as a percentage of net revenue and a decrease in gross margin. The decrease in net income from the year ended 2000, particularly in the fourth quarter, resulted in increased operating expenses as a percentage of net revenue and a decrease in gross margins. Our gross margin was 46%, 55%, and 58% for the years ended December 31, 2001, 2000, and 1999, respectively. For the year ended 2001, operating expenses increased as employees were hired to develop, market, and sell new and existing products. Operating expenses also increased as a percentage of net revenue due primarily to the decrease in net revenues, and due to amortization of goodwill and other intangibles related to the acquisitions of Millennia and LNAS. For the year ended 2000, operating expenses increased due to amortization of goodwill and other intangibles related to the acquisition of Millennia and LNAS.

After conducting a thorough business plan review, we resized our company on July 19, 2001, January 15, 2002, and March 21,2002 to focus on the largest opportunities in Incumbent Local Exchange Carriers ("ILECs"), wireless, and global service provider markets. This process included reducing our work force by approximately 80 employees in July 2001, 26 employees in January 2002, and 75 employees in March 2002. Severance costs relating to the July 19, 2001 resizing of $381,000 were recorded in the third quarter of 2001. In addition, severance costs relating to the January 15, 2002 and March 21, 2002 resizing totalling $136,000 and $404,000, respectively, were recorded in the first quarter of 2002. As a result of the July 2001 reduction and other cost control measures, our operating expenses, excluding goodwill amortization and amortization of deferred stock compensation, decreased by approximately $3.4 million from the second quarter of 2001 to the fourth quarter of 2001.

Net Revenue and Cost of Sales

(In thousands)	Year Ended December 31,		
	1999	2000	2001
Net revenue	$ 108,815	$ 148,050	$ 100,706
Cost of sales	45,499	66,679	54,090

Net revenue for the year ended 2001 was $100.7 million. This represented a decrease of $47.3 million from $148.1 million of net revenue in 2000. The decrease was attributable to a decrease in the sale of existing products due to capital expenditure reductions by competitive carrier customers and a downturn in the economy in 2001. Net revenue increased to $148.1 million in 2000 from $108.8 million in 1999, representing an increase of $39.2 million. This increase was due to the introduction of the Adit product line along with increases in the volume of sales of existing products to distributors and other direct customers. The timing and quantities of orders for our products may vary from quarter to quarter in the future, as they have in the past, due to factors such as demand for our products, economic conditions, and ordering patterns of distributors and other direct customers. We believe that this trend will continue in the future, especially if the percentage of direct sales to end-users increases. The timing of customer orders and our ability to fulfill them can cause material fluctuations in our operating results and we anticipate that such fluctuations will occur in the future.

During 2001, approximately half of our revenue from the sales of our products was made through distributors. Our success depends in part on the continued sales and customer support efforts of our network of distributors and increased sales to our direct customers. In 2001, Walker accounted for 23% of net revenue. We expect that the sale of our products will continue to be made to a small number of distributors. Accordingly, the loss of, or a reduction in sales to, any of our key distributors could have a material adverse effect on our business. In addition to being dependent on a small number of distributors for a majority of our net revenue, we believe that our products are distributed to a limited number of service provider customers. In 2001, two of these competitive carrier end-user customers accounted for more than 10% of our revenue. XO and Adelphia accounted for 23%, and 12%, respectively, of our net revenue for the year ended December 31, 2001. A decrease in sales to any of these competitive carrier customers could have a material adverse effect on our business. XO and Adelphia are currently restructuring their operations and is experiencing financial difficulty, and they may not be in a position in the future to continue their current purchase levels.

Cost of sales was $54.1 million for 2001 compared to $66.8 million for 2000, and $45.5 million for 1999. The decrease in 2001 was primarily attributable to decreased product shipments, partially influenced by selling price reductions in existing product platforms, and partially offset by the $2.5 million charge taken in the third quarter of 2001 for slow moving and excess inventory. In the prior years, the increases were primarily attributable to increased product shipments, and were partially offset by cost reductions in existing product platforms.

Gross Margins

(In thousands)	Year Ended December 31,		
	1999	2000	2001
Gross profit	$ 63,316	$ 81,281	$ 46,616
Gross margin	58%	55%	46%

Our gross profit for 2001 was $46.6 million. This represents a decrease of $34.7 million from the 2000 gross profit of $81.3 million. Gross margin decreased to 46% in 2001 from 55% in 2000. The decrease in gross margin was driven primarily by charges taken for slow moving and excess inventory, as well as product mix. Our gross margins vary between products. The Wide Bank and Navigator products generate higher gross margins than the Adit and Access Bank products. Gross margins were also impacted by lower production volumes, decreases in selling prices, and increased overhead expenses. These decreases were partially offset by product cost reductions including reductions in the Adit and Wide Bank cost structures. Gross profit was approximately $81.3 million in 2000, an increase of $18.0 million from 1999. This increase was caused by the increased shipments of our products and by cost reductions. Gross margins for 2000 and 1999 were 55% and 58%, respectively.

We believe that gross margins could continue to decrease if additional pricing declines occur in our products at a greater rate than anticipated cost reductions. New product introductions could also harm gross margins until production volumes increase. We believe that average selling prices and gross margins for our products will decline as such products mature, as volume price discounts in distributor contracts and direct sales relationships take effect, and as competition intensifies, among other factors. For example, the average selling price for the Wide Bank products and Adit products have decreased substantially in the past two years. These decreases were due to unfavorable general economic conditions and the introduction of competitive products. In addition, discounts to distributors vary among product lines and are based on volume shipments, each of which affects gross margins. As a result, we believe that our gross margins are likely to fluctuate in the future based on product mix and channel mix. Furthermore, gross margins will likely be reduced from time to time as a result of new product introductions by our competitors and us.

Research and Development Expenses

(In thousands)	Year Ended December 31,		
	1999	2000	2001
Research and development expenses	$ 13,601	$ 28,697	$ 33,205
As a percentage of net revenue	12.5%	19.4%	33.0%

Research and development expenses increased to $33.2 million for 2001 from $28.7 million for 2000. This increase of $4.5 million was primarily due to an increase in personnel engaged in new product development and enhancement of existing products, and the creation of three research and development facilities in late 2000 and early 2001. Expenditures for prototyping and regulatory compliance also contributed to the increase, although to a much lesser extent. Research and development expenses increased from $13.6 million in 1999 to $28.7 million for 2000. This increase of $15.1 million was primarily attributable to an increase in the number of personnel engaged in the development of new products, specifically the Adit 600 and Adit 105 products, the acquisition of two research and development facilities in Roanoke, Virginia and personnel added for enhancing our existing products. We expect the amount of research and development expenses to decrease in 2002 as a result of our first quarter restructuring.

Selling, General and Administrative Expenses

(In thousands)	Year Ended December 31, 1999	2000	2001
Sales and marketing expenses	$ 11,154	$ 20,035	$ 23,299
General and administrative expenses	4,637	7,877	9,034
Goodwill amortization expense	—	906	3,460
Asset impairment charge	—	—	4,220
Total selling, general and administrative expenses	$ 15,791	$ 28,818	$ 40,013
As a percentage of net revenue	14.5%	19.5%	39.7%

Selling, general and administrative expenses increased to $40.0 million in 2001 from $28.8 million in 2000, which represented an increase of $11.2 million. Sales and marketing expense increases reflect increased hiring and marketing activity to increase sales in target markets which include ILECs, wireless, cable, and international customers. In addition, there was increased marketing activity in customer support, advertising, and trade shows. The increases in sales and marketing expenses were the result of our expanded sales and marketing activities, an increase in the size of the sale force, and a corresponding increase in sales salaries, bonuses, and commissions. General and administrative expenses increased, in part, due to additional headcount, primarily in information systems, and increased expenses for bad debt reserves and goodwill amortization. Also, during the third quarter of 2001, a noncash asset impairment charge of $4.2 million related to the goodwill associated with the LNAS acquisition was recorded. We instituted cost control measures during the third quarter of 2001, including reductions in staff, and anticipate that as a result, selling, general and administrative expenses will remain flat or slightly decrease over the next few quarters. These cost control measures resulted in a decrease in selling, general and administrative expenses excluding goodwill amortization and asset impairment charge from $9.1 million in the second quarter of 2001 compared to $7.5 million in the fourth quarter of 2001. Selling, general and administrative expenses excluding goodwill amortization and asset impairment charge increased to 32% of revenue in 2001 from 20% of revenue in 2000 in part due to less than anticipated revenue in 2001.

For the year ended 2000, selling, general and administrative expenses increased. Marketing expense increases reflect increased hiring and marketing activity with respect to the introduction of the Access Navigator, Adit 600 and Adit 105 products, customer support, advertising and trade shows. The increase in sales and marketing expenses was the result of our expanded sales and marketing activities and an increase in the size of the sales force and a corresponding increase in sales salaries, bonuses and commissions. General and administrative expenses increased, in part, due to the amortization of goodwill and other intangibles related to the acquisitions of Millennia and the ATM product lines from LNAS.

Stock-Based Compensation

As discussed in *Note 1 to the Consolidated Financial Statements*, we account for our stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. During 1997 and the six months ended June 30, 1998, we granted options to employees with exercise prices less than the fair value per share based upon our previous preferred stock offerings and the estimated price per share in the initial public offering. Accordingly, we recorded deferred compensation expense totaling approximately $3.1 million. In connection with the acquisition of Millennia, we assumed options with exercise prices below the fair market value on the date of the grant. We recorded a deferred compensation expense totaling approximately $877,000 for these stock options. Compensation expense will be recognized pro rata over the 48-month vesting period of the options. Compensation expense totaled approximately $818,000, $497,000, and $449,000, for 1999, 2000, and 2001, respectively. At December 31, 2001, the unamortized balance of the deferred compensation charge was $466,000. It is our intention to generally grant future stock options with exercise prices equal to the fair value of the underlying common stock on the date of grant.

Interest and Other Income

Interest and other income decreased to $1.6 million in 2001 from $3.6 million in 2000. This decrease of $2.0 million was due to interest income earned on lower cash and cash equivalent balances as well as lower interest rates. Interest and other income increased to $3.5 million in 2000 from $2.3 million in 1999. The increase was primarily due to interest income earned on higher cash and cash equivalent balances.

Income Taxes

For 2001, our effective combined federal and state income tax rate benefit was 41.6%, compared to an income tax rate of 30.8% for 2000. In both 2001 and 2000, we realized a tax benefit from research and development tax credits. We had a combined income tax rate in 1999 of 33.5 %. See Note 7 of Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

To date, we have funded our operations primarily through cash generated from operations and sales of common and preferred stock.

(In thousands)	As of December 31, 2000	2001
Working capital	$ 99,851	$ 91,597
Cash, cash equivalents and securities	52,460	36,614
Total assets	154,999	133,017

(In thousands)	Years Ended December 31, 1999	2000	2001
Net cash provided (used) by:			
Operating activities	$ 14,176	$ 2,899	$ (10,751)
Investing activities	(22,387)	1,368	2,624
Financing activities	2,470	3,085	56

Cash Flows

Net cash used by operating activities for 2001 totaled approximately $10.8 million, while operating activities in 2000 generated approximately $2.9 million of net cash. This increase in cash used by operating activities was primarily due to increases in inventory, decreases in accounts payable, an increase in income tax receivable, and a net loss. Cash provided by operating activities in 2000 was mainly due to net income and increases in accounts payable and accrued compensation and was offset by increases in inventory, accounts receivable, and a decrease in income taxes payable. We anticipate that increased sales to direct customers could increase days sales outstanding and therefore accounts receivable balances could increase in the future.

Our inventory levels increased to approximately $36.5 million at December 31, 2001 from approximately $30.7 million at December 31, 2000. The increase was due to obligations to receive shipments for non-cancelable orders placed in the third and fourth quarters of 2000. These obligations were made when there were long lead times in the contract manufacturing industry and our revenues were at higher levels. We anticipate that inventory levels will decline due to decreased purchasing since the fourth quarter of 2000. Inventory levels declined in the fourth quarter of 2001, compared to the second quarter of 2001 by $4.4 million. We believe that our inventory reserves are appropriate.

Cash provided by investing activities was approximately $2.6 million for the year ended December 31, 2001 compared to approximately $1.4 million for the year ended December 31, 2000. Cash provided by investing activities in 2001 was primarily the result of the maturity of U.S. Government agency and corporate bonds with maturities greater than three months. Our capital expenditures for 2001 were $5.0 million for additions to facilities and equipment to support our research, development and manufacturing activities, compared to $9.5 million for 2000. In addition, in 2000 we used $9.5 million to acquire Millennia and LNAS. We believe our current facilities and equipment are sufficient to meet our current operating requirements.

Cash provided by financing activities was approximately $56,000 for 2001 and $3.1 million for 2000. Cash provided by financing activities in 2001 and 2000 was primarily due to the exercise of stock options.

Liquidity

At December 31, 2001, our principal sources of liquidity included cash and cash equivalents and marketable securities available for sale of approximately $36.6 million compared to $52.5 million at December 31, 2000. At December 31, 2000, our working capital was approximately $99.9 million and decreased to $91.6 million at December 31, 2001. We have no significant capital spending or purchase commitments other than facilities leases. See "Contractual Obligations and Commercial Commitments" below and Note 11 of Notes to Consolidated Financial Statements.

We believe that our existing cash and investment balances are adequate to fund our projected working capital and capital expenditure requirements for at least the next 12 months. We are currently negotiating the renewal of our line of credit. Although operating activities may provide cash in certain periods, to the extent we experience growth in the future, we anticipate that our operating and investing activities may use cash. Moreover, because our operating results fluctuate significantly due to decreases in customer demand or decreases in the acceptances of our future products, we may be unable to generate positive cash flow from operations. Should the need arise, we believe we would be able to borrow additional funds or otherwise raise additional capital. However, we cannot assure you that additional funds or capital will be available to us in adequate amounts and with reasonably acceptable terms. We may consider using our capital to make strategic investments or to acquire or license technology or products. We may also enter into strategic alliances with third parties that could provide access to additional capital. Any such activities could require us to obtain additional financing.

Contractual Obligations and Commercial Commitments

We have obligations under certain operating lease commitments. The future rent obligations as of December 31, 2001, under these commitments are $6.4 million, $2.7 million, and $1.1 million, for one to three years, four to five years, and after five years, respectively. In addition, we have no inventory purchase commitments, minimum cash requirements, debt obligations or other contractual obligations and commercial commitments as of December 31, 2001.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue and product returns, inventory valuations, allowance for doubtful accounts, intangible assets, deferred income taxes and warranty reserves. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimated under different assumptions or conditions. We consider the following accounting areas to have the most significant impact on the reported financial results and financial position of our company.

Revenue Recognition. We recognize revenue from product sales at the time of shipment and passage of title using guidance from SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." In addition, we also offer certain of our customers the right to return products for a limited time after shipment as part of a stock rotation. We estimate what future stock rotation returns may occur based upon actual historical return rates and reduce our revenue by these estimated returns. If future returns exceed estimates, revenue could be misstated.

Inventory Reserves. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than our estimates, then additional inventory write-downs may be required.

Allowance for Doubtful Accounts. We perform ongoing credit evaluations of our customers and adjust open account status based upon payment history and the customer's current credit worthiness, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon the age of outstanding invoices and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our accounts receivables and our future operating results.

Valuation of Intangible Assets. Under the guidance of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets will be Disposed of" and under the guidance of SFAS No. 142 "Goodwill and Other Intangible Assets," we regularly evaluate the potential impairment of goodwill and other intangible assets from our purchase business acquisitions. In assessing whether the value of our goodwill and other intangibles has been impaired, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges not previously recorded for these assets.

Deferred Income Taxes. We account for our deferred tax assets pursuant to SFAS No. 109 "Accounting for Income Taxes." Under SFAS No. 109, a deferred tax asset is recognized for temporary differences that will result in tax deductions in future years and for tax credit carryforwards. For example, a temporary difference is created when an estimated amount is recorded as an expense for a financial reporting purpose that is not deductible in the current year for income tax purposes (e.g. warranty reserves, sales return reserves, inventory reserves, etc.). A deferred tax asset is recognized in the current year for the reduction in taxes payable in future years when the expenses are actually incurred. A deferred tax asset valuation allowance was not established because we believe that we will be able to use the tax benefit and carryback in future years.

Warranty Reserves. We offer warranties of various lengths to our customers depending on the specific product and the terms of our customer purchase agreements. Our standard warranties require us to repair or replace defective product returned to us during the warranty period at no cost to the customer. We record an estimate for warranty related costs based on our actual historical return rates and repair costs at the time of sale. On an on-going basis, management reviews these estimates against actual expenses and makes adjustments when necessary. While our warranty costs have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have in the past. A significant increase in products return rates or the costs to repair our products could have a material adverse impact on our operating results.

Off Balance Sheet Financing. We have no off balance sheet financing.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS No. 141), "Business Combinations." This statement requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and supercedes APB Opinion No. 16, "Business Combinations." The statement also requires separate recognition, apart from goodwill, of intangible assets that can be identified and named. SFAS 141 is effective for our financial statements for the year ended December 31, 2002. The adoption of SFAS No. 141 is not expected to have a significant impact on our financial position, results of operations, or cash flows.

In July 2001, the FASB issued Statement of Financial Accounting Standards (SFAS 142), "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." Goodwill and other intangible assets acquired after June 30, 2001 were not subject to amortization. The statement also sets forth specific guidelines to test intangible assets for impairment. Subsequent to the effective date of SFAS No. 142, testing of intangible assets for impairment is required annually. The Company adopted this statement as of January 1, 2002, and at that time, goodwill and other intangible assets were tested for impairment in accordance with the provisions of SFAS 142 and it was determined that no impairment existed. Upon adoption of this standard, our unamortized goodwill of $7.8 million as of December 31, 2001 will no longer be subject to amortization. Amortization expense for 2001 and 2000 was $3.5 million and $906,000, respectively. There was no amortization expense in 1999.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The statement also requires that the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The statement is effective for financial statements issued for periods beginning after June 15, 2002. The Company does not believe the adoption of this statement will have a material impact on our financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes prior statements that address the disposal of a segment of a business, and eliminates the exception to consolidation for subsidiaries for which control is likely to be temporary. This statement retains the prior statement's fundamental provisions for the recognition and measurement of impairment of long-lived assets to be held and used, as well as the measurement of long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement did not have a material impact on our financial position, results of operations, or cash flows.

CONSOLIDATED BALANCE SHEETS

(In thousands)	December 31, 2000	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 32,812	$ 24,741
Marketable securities available for sale	19,648	11,873
Accounts receivable, net of allowance for doubtful accounts of $653 and $1,332 in 2000 and 2001, respectively	23,856	17,808
Other receivables	5,331	1,704
Income tax receivable	4,383	8,468
Inventory, net (note 3)	30,711	36,500
Deferred income taxes (note 7)	3,417	3,958
Prepaid expenses and other	1,895	969
Total current assets	122,053	106,021
Property and equipment, net of accumulated depreciation and amortization (note 4)	13,942	14,140
Goodwill and other intangibles, net of amortization (note 2 and note 5)	16,879	9,354
Deferred income taxes (note 7)	1,894	3,361
Other assets	231	141
Total assets	$ 154,999	$ 133,017
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 15,746	$ 8,864
Accrued compensation payable	4,340	3,856
Accrued warranty costs payable	907	599
Cooperative advertising	29	165
Deferred rent concessions (note 11)	579	782
Other liabilities	601	158
Total current liabilities	22,202	14,424
Stockholders' equity (note 8):		
Preferred stock, $0.001 par value, 5,000 shares authorized and no shares issued or outstanding at December 31, 2000 and 2001	—	—
Common stock $0.001 par value, 60,000 authorized and 24,673 shares issued and outstanding at December 31, 2000, and 24,740 shares issued and outstanding at December 31, 2001	30	30
Additional paid-in capital	86,135	85,968
Deferred compensation	(1,425)	(466)
Retained earnings	47,867	33,012
Accumulated other comprehensive income	190	49
Total stockholders' equity	132,797	118,593
Commitments and contingencies (note 11)		
Total liabilities and stockholders' equity	$ 154,999	$ 133,017

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Year ended December 31, 1999	2000	2001
Net revenue	$ 108,815	$ 148,050	$ 100,706
Cost of sales	45,499	66,769	54,090
Gross profit	63,316	81,281	46,616
Operating expenses:			
Sales and marketing (exclusive of stock based compensation expense of $370, $147, and $58, respectively for the years ending December 31, 1999, 2000, and 2001)	11,154	20,035	23,299
Research and development (exclusive of stock based compensation expense of $178, $191, and $363, respectively for the years ending December 31, 1999, 2000, and 2001)	13,601	28,697	33,205
General and administrative (exclusive of stock based compensation expense of $270, $159, and $28, respectively for the years ending December 31, 1999, 2000, and 2001)	4,637	7,877	9,034
Goodwill amortization (note 2)	—	906	3,460
Asset impairment charge (note 5)	—	—	4,220
Amortization of deferred stock option compensation (note 8)	818	497	449
Total operating expenses	30,210	58,012	73,667
Income (loss) from operations	33,106	23,269	(27,051)
Interest income	2,354	3,589	1,638
Other income, net	(24)	(63)	(3)
Income (loss) before income taxes	35,436	26,795	(25,416)
Income tax expense (benefit) (note 7)	11,871	8,245	(10,561)
Net income (loss)	$ 23,565	$ 18,550	$ (14,855)
Income (loss) per share:			
Basic	$ 0.98	$ 0.76	$ (0.60)
Diluted	$ 0.93	$ 0.74	$ (0.60)
Weighted average common shares outstanding:			
Basic	23,939	24,428	24,695
Diluted	25,223	24,975	24,695

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Stock Option Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances at December 31, 1998	23,630	$ 28	$ 59,955	$ (2,377)	$ 5,752	$ —	$ 63,358
Exercise of stock options	549	1	1,469	—	—	—	1,470
Amortization of deferred stock compensation (note 8)	—	—	—	818	—	—	818
Tax benefit from exercise of stock options (note 7)	—	—	8,023	—	—	—	8,023
Comprehensive income	—	—	—	—	—	—	—
Net income	—	—	—	—	23,565	—	23,565
Total comprehensive income	—	—	—	—	23,565	—	23,565
Balances at December 31, 1999	24,179	29	69,447	(1,559)	29,317	—	97,234
Exercise of stock options	331	1	4,084	—	—	—	4,085
Amortization of deferred stock compensation (note 8)	—	—	—	497	—	—	497
Forfeitures of deferred stock compensation related to stock options issued at less than fair value	—	—	(514)	514	—	—	—
Issuance of common stock and stock options in connection with acquisition	163	—	8,561	(877)	—	—	7,684
Tax benefit from exercise of stock options (note 7)	—	—	4,557	—	—	—	4,557
Comprehensive income	—	—	—	—	—	—	—
Net income	—	—	—	—	18,550	—	18,550
Unrealized gain on investments, net of tax	—	—	—	—	—	190	190
Total comprehensive income	—	—	—	—	18,550	190	18,740
Balances at December 31, 2000	24,673	30	86,135	(1,425)	47,867	190	132,797
Exercise of stock options	67	—	56	—	—	—	56
Amortization of deferred stock compensation (note 8)	—	—	—	449	—	—	449
Forfeitures of deferred stock compensation related to stock options issued at less than fair value	—	—	(510)	510	—	—	—
Tax benefit from exercise of stock options (note 7)	—	—	160	—	—	—	160
Stock options issued for services (note 8)	—	—	127	—	—	—	127
Comprehensive loss	—	—	—	—	—	—	—
Unrealized loss on investments, net of tax	—	—	—	—	—	(141)	(141)
Net loss	—	—	—	—	(14,855)	—	(14,855)
Total comprehensive loss	—	—	—	—	(14,855)	(141)	(14,966)
Balances at December 31, 2001	24,740	$ 30	$ 85,968	$ (466)	$ 33,012	$ 49	$ 118,593

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year ended December 31, 1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ 23,565	$ 18,550	$ (14,855)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization expense	1,012	3,903	8,117
Asset impairment charge	—	—	4,220
Compensation expense related to stock options issued at less than fair value	818	497	449
Stock options issued for services	—	—	127
Deferred income tax benefit	(926)	(3,068)	(2,008)
Tax benefit relating to exercise of stock options	8,023	4,557	160
Changes in operating assets and liabilities:			
Accounts receivable	(13,961)	(1,168)	6,048
Income tax receivable	—	(4,383)	(4,085)
Inventory	(4,391)	(20,511)	(5,789)
Prepaid expenses and other	(1,120)	(5,446)	4,643
Accounts payable	510	9,748	(6,882)
Accrued warranty costs payable	387	(224)	(307)
Accrued compensation payable	501	1,890	(484)
Cooperative advertising	(196)	(242)	136
Deferred rent concessions	138	168	203
Income taxes payable	(601)	(1,400)	—
Other liabilities	417	28	(444)
Net cash provided (used) by operating activities	14,176	2,899	(10,751)
Cash flows from investing activities:			
Purchase of equipment	(5,303)	(9,498)	(5,010)
Sales (purchases) of securities available for sale, net	(17,084)	20,404	7,634
Payments for net assets acquired in acquisitions, net of cash acquired	—	(9,538)	—
Net cash provided (used) by investing activities	(22,387)	1,368	2,624
Cash flows from financing activities:			
Proceeds from exercise of stock options	1,470	4,085	56
Proceeds from short-term borrowings	1,000	—	2,000
Payments on short-term borrowings	—	(1,000)	(2,000)
Net cash provided by financing activities	2,470	3,085	56
Net increase (decrease) in cash and cash equivalents	(5,741)	7,352	(8,071)
Cash and cash equivalents at beginning of year	31,201	25,460	32,812
Cash and cash equivalents at end of year	$ 25,460	$ 32,812	$ 24,741
Supplemental disclosure of cash flow and financing activities information:			
Cash paid (received) for income taxes	$ 5,330	$ 12,599	$ (4,578)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 2000 and 2001

1. Summary of Significant Accounting Policies

a. Business and Basis of Presentation. Carrier Access Corporation ("CAC" or the "Company") is a leading provider of broadband digital access equipment to communications service providers, including competitive local exchange carriers, ISPs, IOCs, InterExchange Carriers ("IXCs") and wireless service providers, which is used for the provisioning of enhanced voice and high-speed Internet services by service providers to end-users such as small and medium-sized businesses and government and educational institutions. The Company sells its products through distributors and directly to end-user customers. The Company operates in one business segment and substantially all of its sales and operations are domestic.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with auditing standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and disclosures of contingent assets and liabilities and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b. Cash and Cash Equivalents and Marketable Securities Available-for-Sale. Cash and cash equivalents include investments in highly liquid debt securities with maturities or interest reset dates of three months or less at the time of purchase.

Marketable securities available-for-sale represent U.S. Government agency and corporate bonds with maturities of greater than three months and are recorded at fair value. Securities available-for-sale, all of which mature in 2002, consisted of the following as of December 31 (in thousands, except percentages):

	Amortized Cost and Market Value		2001
	2000	2001	Interest Rates
Corporate Notes	$ 4,682	$ —	—
Municipal Bonds	8,816	5,923	3.01% to 4.85%
Other	6,150	5,950	1.70% to 2.90%
Total	$ 19,648	$ 11,873	

Short-term investments are classified as available-for-sale as defined by Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, and accordingly are recorded at fair value. Increases or decreases in the fair value of investments classified as available-for-sale are recorded in comprehensive income (loss), net of the related tax effect.

c. Other Receivables. Other receivables consist of amounts owed from third party manufacturers for components delivered from the Company for their manufacture in finished products.

d. Fair Value of Financial Instruments. Cash and cash equivalents, accounts receivable and accounts payable are recorded at cost which approximates fair value because of the short-term maturity of these instruments.

e. Inventory. Inventory is recorded at the lower of cost or market using standard costs that approximate average costs. Costs include certain warehousing costs and other allocable overhead. An allowance for excess and obsolete inventory is established when 1) the cost of the inventory exceeds the estimated market value determined by analyzing assumptions about future demand and market conditions or 2) the technology associated with a product is considered obsolete and the inventory cannot be used in the manufacture of other products.

f. Property and Equipment. Property, equipment and leasehold improvements are recorded at cost and are depreciated and amortized using the straight-line method over useful lives ranging from three to thirty years or the lease term. Depreciation and amortization expense for the years ended December 31, 1999, 2000 and 2001 totaled $1.0 million, $3.0 million, and $4.8 million, respectively.

g. Goodwill and Other Intangibles. Goodwill and other intangibles are amortized on a straight-line basis over the estimated future periods to be benefited which range from three to five years. Goodwill and other intangibles, net were $9.4 million at December 31, 2001. Goodwill and other intangibles, net were $16.9 million at December 31, 2000. Accumulated amortization on goodwill and other intangibles was $949,000 and $4.4 million at December 31, 2000 and December 31, 2001, respectively.

h. Revenue Recognition. Revenue from sales of products is recognized upon shipment. Reserves for estimated sales returns through stock rotation are recorded when sales are made to customers with the right of return and are based on management's estimate of expected returns and historical experience. The Company records a provision for uncollectable accounts receivables based on management's review of the aging of the receivable balances, customers current creditworthiness and current market conditions.

The Company provides limited price protection to its distributors, whereby increases in prices are subject to a 60-day notice period before becoming effective. In addition, the distributor is entitled to receive a credit for subsequent price decreases to the extent of unsold distributor inventory at the time of the price decrease. The Company also provides its distributors with limited stock rotation rights, whereby products may be returned for an equal dollar amount of new or different equipment. Customers are limited to three exchanges per year and an amount equal to 15% of purchases in the preceding four-month period. Neither of these rights affect the total sales price or payment obligations of the customer. In addition, the customers' obligation to the Company is not contingent upon the ultimate resale of the products. The Company provides for the estimated impact of price protection and stock rotation rights in its allowance for estimated returns based on historical experience and management's forecasts of price protection credits and returns.

i. Research and Development Costs. Research and development costs are charged to operations as incurred.

j. Long-Lived Assets. Long-lived assets are comprised of intangible assets and property, plant and equipment. Long-lived assets, including certain identifiable intangibles and goodwill related to those assets to be held and used, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists, pursuant to the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. The Company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

A reconciliation of net income (loss) and basic to diluted share amounts is presented below.

(In thousands)	1999	2000	2001
Basic earnings (loss) per share computation			
Net income (loss) available to shareholders	$ 23,565	$ 18,550	$ (14,855)
Average shares outstanding–basic	23,939	24,428	24,695
Basic earnings (loss) per share	$ 0.98	$ 0.76	$ (0.60)
Diluted earnings (loss) per share computation			
Net income (loss)	23,565	18,550	(14,855)
Income impact of exercises of assumed stock options	(108)	(69)	—
Net income (loss) available to shareholders plus assumed conversions	$ 23,457	$ 18,481	$ (14,855)
Weighted-average shares			
Average shares outstanding-basic	23,939	24,428	24,695
Shares assumed issued through exercises of stock options	1,284	547	—
Average shares outstanding-diluted	25,223	24,975	24,695
Diluted earnings (loss) per share	$ 0.93	$ 0.74	$ (0.60)

k. Income Taxes. The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

l. Earnings Per Share. Earnings per share ("EPS") is presented in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 requires the presentation of basic and diluted EPS. Under SFAS 128, basic EPS excludes dilution for potential common shares and is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted and resulted in the issuance of common stock.

m. Stock-Based Compensation. The Company accounts for its stock-based employee compensation plan using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. The Company has provided pro forma disclosures of net income and income per share, as if the fair value based method of accounting for the plan, as prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), had been applied.

Stock options issued to consultants and others for services are recorded at fair value as prescribed by SFAS 123. Charges to operations associated with these option grants were not significant during the years ended December 31, 1999, 2000, and 2001.

n. Warranty Costs. The Company provides warranties of various lengths to customers depending on the specific product and the terms of the customer purchase agreements. The Company has accrued for its warranty obligations based on historical experience and management's estimate of future warranty costs to be incurred.

o. Comprehensive Income. Comprehensive income consists of net unrealized holding gains or losses on available-for-sale securities.

p. Reclassifications. Certain reclassifications have been made in the 2000 financial statements to conform to the 2001 presentation.

2. Acquisitions

In August of 2000, the Company acquired all of the issued and outstanding common stock of Millennia, a developer of broadband communications equipment, located in Roanoke, Virginia, for cash of approximately $2.1 million, 163,004 shares of common stock valued at approximately $7.3 million and the exchange of vested employee stock options valued at approximately $0.4 million, for total consideration of approximately $9.8 million. Based on the purchase price allocation, approximately $9.8 million of the purchase price was allocated to goodwill and other intangible assets, which are being amortized on a straight-line basis over periods ranging from three to five years. In addition, unvested Millennia stock options were replaced with equivalent unvested stock options of the Company. The excess of the fair value of the Company's common stock over the exercise prices of the stock options, which totaled approximately $877,000, was recorded as deferred stock option compensation and will be expensed over the vesting period of the stock options.

In October of 2000, the Company acquired the ATM product lines of LNAS, a division of Litton Systems, Inc., located in Roanoke, Virginia, for cash of approximately $8.6 million. Based on the purchase price allocation, approximately $8.0 million of the purchase price was allocated to goodwill and other intangible assets, customer base and core technology, which is being amortized on a straight-line basis over periods ranging from three to five years.

Both of the acquisitions were accounted for using the purchase method of accounting and accordingly, the accompanying consolidated financial statements include the results of operations of the acquired businesses since the dates of acquisition. The aggregate purchase prices of the acquisitions were allocated based on fair values to current assets, equipment, goodwill and other intangibles and current liabilities in the amounts of $1.0 million, $0.5 million, $17.8 million and $0.9 million, respectively.

The following unaudited pro forma information has been prepared assuming that the acquisitions occurred on January 1, 2000 (in thousands, except per share amounts).

	Years Ended December 31, 1999	2000
Net revenue	$ 111,128	$ 149,750
Net earnings	$ 19,233	$ 15,355
Diluted earnings per share	$ 0.76	$ 0.61

The pro forma information is based on historical results and does not necessarily reflect the actual operating results that would have occurred nor is it necessarily indicative of future results of operations of the combined enterprises.

3. Inventory

The components of inventory as of December 31 are summarized as follows (in thousands):

	2000	2001
Raw materials	$ 15,600	$ 22,416
Work-in-process	36	8
Finished goods	15,644	17,192
Reserve for obsolescence	(569)	(3,116)
	$ 30,711	$ 36,500

4. Property and Equipment

Property and equipment as of December 31 consisted of the following (in thousands):

	2000	2001
Machinery and software	$ 16,382	$ 20,539
Real property	270	265
Furniture, fixtures and other	671	873
Leasehold improvements	1,471	2,128
	18,794	23,805
Less accumulated depreciation	(4,852)	(9,665)
	$ 13,942	$ 14,140

5. Asset Impairment Charge

During the third quarter of 2001, the projected demand for the commercial version of the Broadmore product line decreased significantly. This product line was acquired as part of the acquisition of the ATM product lines of LNAS. As a result of such decline in demand, the Company determined that goodwill and other intangible assets associated with the acquisition were impaired and recorded a noncash impairment charge of $4.2 million in the third quarter of 2001.

6. Debt

In 2001, the Company renewed a credit agreement with a bank that provided for a $5.0 million revolving line of credit which expired September 2, 2001. The Company is currently negotiating a new credit agreement.

7. Income Taxes

Income tax expense (benefit) consists of the following for the years ended December 31 (in thousands):

	1999	2000	2001
Current	$ 12,797	$ 11,313	$ (8,553)
Deferred	(926)	(3,068)	(2,008)
Income tax expense (benefit)	$ 11,871	$ 8,245	$ (10,561)

A reconciliation of expected income tax expense (benefit) calculated by applying the statutory Federal tax rate to actual income tax expense (benefit) for the years ended December 31 is as follows (in thousands):

	1999	2000	2001
Expected income tax expense (benefit)	$ 12,403	$ 9,378	$ (8,792)
State income taxes, net of Federal tax benefit	1,160	1,022	(670)
Research and experimentation credit	(1,232)	(1,686)	(1,397)
Other, net	(460)	(469)	298
Actual income tax expense (benefit)	$ 11,871	$ 8,245	$(10,561)

The tax effects of significant temporary differences that result in deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2000	2001
Deferred tax assets:		
Net operating loss carryforward	$ —	$ 376
Allowance for doubtful accounts and returns	828	503
Inventory reserves	893	1,635
Accrued warranty and cooperative advertising	302	289
Amortization of goodwill related to acquisition	61	1,976
Other accrued expenses	154	—
Compensation accruals	1,600	1,775
Research and experimentation credit	2,118	1,397
Other, net	224	375
Total deferred tax asset	$ 6,180	$ 8,326
Deferred tax liabilities:		
Property and equipment	(748)	(912)
Other, net	(121)	(95)
Total deferred tax liabilities	(869)	(1,007)
Net deferred tax asset	$ 5,311	$ 7,319

The Company has analyzed the sources and expected reversal periods of its deferred tax assets. At December 31, 2001 the Company has a research and experimentation credit carryforward of approximately $1.4 million which will expire in the year 2021 if not utilized. In addition, the Company incurred approximately $13.8 million of net operating losses for the period ending December 31, 2001. It is anticipated that the federal net operating loss will be carried back to obtain a refund of prior taxes paid. The net operating losses will expire in the year 2021 if not utilized. The Company believes that the tax benefits attributable to deductible temporary differences will be realized by recognition of future taxable amounts.

For the years ended December 31, 1999, 2000, and 2001, the Company recognized $8.0 million, $4.6 million, and $160,000 as a direct increase to paid-in capital for the income tax benefit resulting from the exercise of non-qualified stock options by employees.

8. Stock Options

Pursuant to the Company's 1998 stock option plan (the "Plan"), a committee appointed by the Company's Board of Directors may grant incentive and nonqualified options to employees, consultants and directors. The Plan currently authorizes the grant of options to purchase up to 6,967,014 shares of authorized common stock. Incentive stock options have a ten-year term and non-qualified stock options have a five-year term. A majority of the stock options vest 25% on the first anniversary date of the grant and 6.25% each quarter thereafter, with the remaining stock options vesting 100% four years from the grant date. As of December 31, 2001, an aggregate of 9,483,014 options had been granted under the Plan of which 1,234,120 were incentive stock options and 8,248,844 were non-qualified stock options.

The following summarizes stock option activity under the Plan:

	Shares Under Option	Weighted Average Exercise Price
Options outstanding at December 31, 1998	1,827,013	6.08
Granted	1,084,871	40.08
Exercised	(548,847)	2.68
Canceled	(414,751)	20.84
Options outstanding at December 31, 1999	1,948,286	22.83
Granted	1,918,400	30.00
Exercised	(331,041)	12.34
Canceled	(817,651)	29.23
Options outstanding at December 31, 2000	2,717,994	27.36
Granted	2,603,250	5.76
Exercised	(66,955)	0.84
Canceled	(2,263,409)	27.50
Options outstanding at December 31, 2001	2,990,880	9.05
Options available for grant at December 31, 2001	2,300,121	
Options exercisable at December 31, 1999	215,503	11.60
Options exercisable at December 31, 2000	392,571	16.20
Options exercisable at December 31, 2001	365,739	14.69

As discussed in Note 1, the Company applies APB 25 and related interpretations in accounting for stock options issued to employees and directors. As a result, for options issued with exercise prices below the estimated fair market value on the date of grant, the Company recorded deferred compensation expense totaling approximately $1,227,000 for options granted during the year ended December 31, 1997, and $1,921,000 for options granted during the year ended December 31, 1998. Such deferred compensation expense will be amortized to operations pro rata over the forty-eight month option vesting period. Such amortization expense totaled approximately $818,000, $497,000, and $449,000 for the years ended December 31, 1999, 2000 and 2001, respectively. The Company reversed $514,000 and $510,000 in 2000 and 2001, respectively, against additional paid-in capital for forfeitures of deferred stock compensation related to stock options issued at less than fair value.

The weighted average fair values of options granted during 1999, 2000, and 2001 were $40.08, $30.00, and $5.76 per share, respectively, using the Black-Scholes option-pricing model with the following assumptions: no expected dividends, 99.4% volatility in 1999, 111% volatility in 2000, and 106% volatility in 2001, expected life of the options of five years in 1999, 2000, and 2001, and a risk-free interest rate of 6.0% for 1999, 5.0% for 2000, and 3.8% for 2001. Had compensation cost for the Company's stock-based compensation plan been determined based upon the fair value of options on the grant dates, amortizing these costs on a straight line basis, consistent with the provisions of SFAS 123, the Company's 1999, 2000, and 2001 pro forma net income (loss) would have been as follows (in thousands, except per share data):

The following summarizes information about outstanding options at December 31, 2001:

Options Outstanding			Options Exercisable	
Range of exercise prices	Number of options outstanding	Weighted-average remaining contractual life (in years)	Number of options exercisable	Weighted-average exercise price
$ 0.00 - $ 12.00	2,497,562	4.1	173,980	$ 4.30
$ 12.00 - $ 24.00	242,118	3.7	71,725	12.33
$ 24.00 - $ 36.00	55,950	2.4	35,666	30.47
$ 36.00 - $ 48.00	158,800	3.5	73,641	39.34
$ 48.00 - $ 60.00	36,450	3.1	10,727	52.09
	2,990,880	4.0	365,739	17.00

	Year Ended December 31,		
	1999	2000	2001
	(In thousands, except per share data)		
Net income (loss) available to common stockholders:			
As reported	$ 23,565	$ 18,550	$ (14,855)
Pro forma	14,779	7,504	(24,011)
Earnings (loss) per common share:			
As reported:			
Basic	$ 0.98	$ 0.76	$ (0.60)
Diluted	0.93	0.74	(0.60)
Pro forma:			
Basic	$ 0.62	$ 0.31	$ (0.97)
Diluted	0.59	0.30	(0.97)

Beginning August 20, 2001, the Company offered eligible employees who held stock options with a price greater than or equal to $10.00 per share under the Plan, the opportunity to exchange certain outstanding options to purchase shares of Carrier Access common stock for new options to be granted on March 20, 2002. Eligible employees who participated in the option exchange will receive a number of shares subject to new options for every share subject to the options tendered which varies according to the most recent performance rating received by the employee under the Company's performance rating system. Options to purchase a total of 1,781,619 shares with an aggregate exercise price of $4.6 million as of September 18, 2001 were exchanged pursuant to the offer.

In addition to options issued to employees and directors, the Company issued options to purchase 62,500 shares of common stock to consultants for services during the year ended December 31, 2001. These options have an exercise price from $2.80 to $6.50 per share, are exercisable at the date of grant and expire at various dates from January 2, 2006 to October 16, 2006. The fair value of these options was determined to be $127,000 for the year ended December 31, 2001 and was recognized in general and administrative expense. The fair value was calculated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.81%; contractual lives of five years; no dividend yield; and 102% volatility. As of December 31, 2001 none of these options have been exercised.

9. Significant Customers, Suppliers and Concentration of Credit Risk

Our customers are primarily distributors and original equipment manufacturers, who resell the Company's products to end-users. The Company recognized revenue from the following significant customers and end-users for the years ended December 31 (in thousands):

Company	1999	2000	2001
A	$ 29,877	$ 25,801	$ 23,476
B	2,003	28,856	23,716
C	9,751	14,315	12,405
D	15,195	23,923	8,621
E	9,234	19,349	450

Although the Company generally uses standard parts and components for its products, many key components are purchased from sole or single source vendors for which alternative sources may not currently be available. The identification and utilization of new suppliers for such items could adversely effect the Company's future operating results.

The Company is exposed to potential concentrations of credit risk from its accounts receivable with its various customers and receivables are concentrated in customers in the telecommunications industry. To reduce this risk, the Company has a policy of assessing the creditworthiness of its customers and monitors the aging of its accounts receivable for potential uncollectable accounts.

10. Employee Benefit Plan

The Company has a defined contribution employee benefit plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code which is available to all employees who meet the 401(k) Plan's eligibility requirements. Employees may contribute up to the maximum limits allowed by the Internal Revenue Code. At the beginning of 2001, the Company began matching 50% of the employee's pre-tax contributions, up to 6% of each participating employee's annual salary. In 2001, the cost of this plan was $860,000. The Company made no contributions to the 401(k) Plan in 1999 or 2000.

11. Commitments and Contingencies

The Company leases office space under various noncancelable-operating leases that expire through 2009. Future obligations under these leases are as follows (in thousands):

Year ending December 31:	
2002	$ 2,044
2003	2,120
2004	2,227
2005	1,988
2006	715
Thereafter	1,134
	$ 10,228

The Company records rent expense under noncancelable-operating leases using the straight-line method after consideration of increases in rental payments over the lease term, and records the difference between actual payments and rent expense as deferred rent concessions.

Rent expense for the years ended December 31, 1999, 2000, and 2001 totaled $978,000, $1.5 million, and $1.9 million, respectively.

On December 28, 2001, a contract manufacturer sued the Company in Alabama Circuit Court for $4.5 million for breach of contract. The Company intends to vigorously defend this lawsuit. Management believes that it is not currently possible to estimate the impact, if any, that the resolution of this lawsuit will have on the Company's results of operations, financial position or cash flows.

12. Quarterly Financial Information (unaudited)

The following information summarizes selected quarterly financial information for the two years ended December 31, 2001 (in thousands, except per share data).

	Quarter ended December 31, 2001				
	First	Second	Third	Fourth	Year
Net revenue	$ 28,838	$ 29,434	$ 20,899	$ 21,535	$100,706
Cost of sales	13,779	14,353	13,622	12,336	54,090
Gross profit	15,059	15,081	7,277	9,199	46,616
Operating expenses:					
Selling, general and administrative	8,664	10,036	13,212	8,101	40,013
Research and development	8,519	9,220	8,015	7,451	33,205
Amortization of deferred stock option compensation	182	74	104	89	449
Loss from operations	(2,306)	(4,249)	(14,054)	(6,442)	(27,051)
Other income, net	581	475	350	229	1,635
Loss before income taxes	(1,725)	(3,774)	(13,704)	(6,213)	(25,416)
Income tax benefit	(873)	(1,700)	(5,506)	(2,482)	(10,561)
Net loss	$ (852)	$ (2,074)	$ (8,198)	$ (3,731)	$ (14,855)
Loss per share:					
Basic	$ (0.03)	$ (0.08)	$ (0.33)	$ (0.15)	$ (0.60)
Diluted	$ (0.03)	$ (0.08)	$ (0.33)	$ (0.15)	$ (0.60)

	Quarter ended December 31, 2000				
	First	Second	Third	Fourth	Year
Net revenue	$ 38,726	$ 44,126	$ 40,184	$ 25,014	$ 148,050
Cost of sales	16,745	19,102	19,042	11,880	66,769
Gross profit	21,981	25,024	21,142	13,134	81,281
Operating expenses:					
Selling, general and administrative	5,590	7,005	8,427	7,797	28,818
Research and development	5,931	7,153	7,437	8,176	28,697
Amortization of deferred stock option compensation	124	103	114	155	497
Income (loss) from operations	10,336	10,763	5,164	(2,994)	23,269
Other income, net	721	801	842	1,162	3,526
Income (loss) before income taxes	11,057	11,564	6,006	(1,832)	26,795
Income tax expense (benefit)	3,538	3,701	1,922	(916)	8,245
Net income (loss)	$ 7,519	$ 7,863	$ 4,084	$ (916)	$ 18,550
Income (loss) per share:					
Basic	$ 0.31	$ 0.32	$ 0.17	$ (0.04)	$ 0.76
Diluted	$ 0.30	$ 0.32	$ 0.16	$ (0.04)	$ 0.74

13. Valuation and qualifying accounts

	Balance at Beginning of Period	Additions Charged to Operations	Write-offs	Balance at End of Period
Allowance for doubtful accounts:				
Year Ended:				
December 31, 1999	$ 643	(47)	(132)	$ 464
December 31, 2000	$ 464	211	(22)	$ 653
December 31, 2001	$ 653	679	—	$ 1,332
Inventory Obsolescence Reserve:				
Year Ended:				
December 31, 1999	$ 576	794	(753)	$ 617
December 31, 2000	$ 617	1,076	(1,124)	$ 569
December 31, 2001	$ 569	5,662	(3,115)	$ 3,116

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Carrier Access Corporation:

We have audited the accompanying consolidated balance sheets of Carrier Access Corporation and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of Carrier Access Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carrier Access Corporation and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boulder, Colorado
January 16, 2002

EXECUTIVE OFFICERS AND DIRECTORS

ROGER L. KOENIG
President, Chief Executive Officer and Chairman of the Board

NANCY PIERCE
Corporate Development Officer, Treasurer, Secretary and Director

TIMOTHY R. ANDERSON
Chief Financial Officer and Vice President of Finance and Administration

MARK D. HERBST
Chief Operations Officer

BRUCE R. WILDMAN
Executive Vice President, Sales

JOSEPH GRAZIANO – Director

DAVID R. LAUBE – Director

JOHN W. BARNETT, JR. – Director

MARK A. FLOYD – Director

CORPORATE INFORMATION

STOCK INFORMATION
Carrier Access is traded on the Nasdaq National Market under the symbol CACS

CORPORATE HEADQUARTERS
5395 Pearl Parkway
Boulder, Colorado 80301
(303) 442-5455
www.carrieraccess.com

TRANSFER AGENT
Computershare Investor Service
12039 West Alameda Parkway
Suite Z2
Lakewood, Colorado 80228
(303) 986-5400

ANNUAL MEETING
May 23, 2002, 10:00 a.m.
The Boulder Theater
2034 14th Street
Boulder, Colorado 80302
(303) 786-7030

AUDITORS
KPMG LLP
Denver, Colorado
(303) 296-2323

FORM 10-K
A copy of the Form 10-K filed with the Securities and Exchange Commission is available upon request from the Company.

LEGAL COUNSEL
Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California
(650) 493-9300

FOR MORE INFORMATION
For more information, please contact:
Investor Relations
(303) 218-5700
investor_relations@carrieraccess.com





CarrierAccess

5395 Pearl Parkway
Boulder, Colorado 80301
Tel: 303 442 5455
www.carrieraccess.com
Nasdaq: CACS